Exhibit 99.(r)(3)

Risk & Compliance – Code of Ethics Policy – 2026.3

Policy Information

Distribution All Team members	Version 5.0	Supersedes Code of Ethics - 2022	Effective Date 6/2023
Issued By Risk & Compliance		Reviewed By CCO	Last Review 3/2026
Approvals N/A			Next Review 3/2027

Printed copies are for reference only. Please refer to the electronic copy for the latest version.

This Code of Ethics (the “Code”) is the sole property of HB Wealth Management, LLC (“HB” or the “Firm”) and must be returned to the firm upon termination for any reason of a team member’s association with the Firm. The contents of this Code are strictly confidential and for internal use only. No one may duplicate this code as whole or in part or make it available in any form to any person or entity not employed by HB without prior approval from the Firm’s Chief Compliance Officer.

1. Scope

This Code of Ethics (the “Code”) is applicable to all Supervised Person (as defined below and governs conduct relating to advisory activities, fiduciary obligations, personal securities transactions, outside business activities, and any personal conduct that could create a conflict of interest or reputational risk to the Firm. The Code does not attempt to serve as a comprehensive outline regarding Supervised Person conduct, but rather to establish general rules of conduct and procedures applicable to all Supervised Persons.

The Code should be kept at hand for easy reference. Any questions regarding this Code, or other compliance issues, must be directed to the Chief Compliance Officer of the Firm (the “CCO”). The CCO is responsible for administering and implementing this Code. The Firm expects Supervised Persons to be thoroughly familiar with the Firm’s standards and procedures as set forth herein. In order to make it easier to review and understand the standards and procedures, a few commonly used terms are defined below:

•	“Access Person” means a Supervised Person of the Firm who has access to non-public information regarding Clients’ purchase or sale of Securities, is involved in making securities recommendations to Clients or who has access to such recommendations that are non-public. This includes each member, director, officer, shareholder of the Firm. The Firm deems all Supervised Persons, consultants and interns meeting this definition to be “access persons” of the Firm, as defined in the Investment Advisers Act of 1940, as amended.

•	“Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan or “DRIP.”

Risk & Compliance – Code of Ethics Policy – 2026

•	“Beneficial Ownership” in Securities means direct or indirect pecuniary interest in the Securities held or shared directly or indirectly through any contract, arrangement, understanding, relationship or otherwise. A Supervised Person is presumed to be a beneficial owner of Securities that are held by his or her immediate family members sharing the Supervised Person’s household.

•	“Chief Compliance Officer” or “CCO” means the person designated to lead the compliance program with the firm, align policies and the Code of Ethics with ongoing procedures and mitigate risk.

•	“Client” means any entity or individual to which the Firm provides investment advisory or management services.

•	“Discretionary Managed Account” means an account for which the Supervised Person has designated investment discretion entirely to a third party (i.e., an investment manager). In such account, the Supervised Person does not have the ability to exercise any investment discretion over the purchase or sale of securities.

•	“Firm” means HB, and each other affiliate entity under common control, which is engaged in the business of providing investment advisory or management services.

•	“Personal Trading Account” means a personal investment or trading account of a Supervised Person or a Supervised Person related account (this may include, but is not limited to, an account for which a Supervised Person is a trustee or custodian, a spousal account, any account of a Supervised Person’s children or any account for an individual who relies on the Supervised Person for material support) in which a Supervised Person has any direct or indirect beneficial ownership interest, an investment or trading account over which an Supervised Person exercises control or provides investment advice, or a proprietary investment or trading account maintained for the Firm or its Supervised Persons. Specifically, Personal Trading Account includes:

o	Accounts for the benefit of a Supervised Person’s spouse or minor child;

o	Accounts for the benefit of a relative living with a Supervised Person;

o	Accounts for the benefit of any person who receives material financial support from a Supervised Person; and

o	401K accounts and other retirement accounts.

•	“Private Placement” shall mean an offering of Securities that is exempt from registration under the Section 4(2) or Section 4(6) of the Securities Act of 1933, as amended (“Securities Act”); or pursuant to Rule 504, Rule 505, or Rule 506 under the Securities Act.

•	“Restricted List” means the list of issuers maintained by the CCO and designated as the Restricted List, consisting of (a) issuers with respect to which the CCO has been made aware that an Supervised Person has received, expects to receive, or may be in a position to receive material, non-public information, including when the Firm is researching or considering an investment in securities of an issuer; (b) issuers on whose Board of Directors a Supervised Person serves; and (c) issuers with respect to which the Firm, in its sole discretion, determines it may be appropriate to prohibit Supervised Person and/or Firm trading in the issuer’s securities. Placement of an issuer on the Restricted List does not necessarily imply that the Firm or its Supervised Person are in receipt of any material, non-public information concerning the issuer.

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•	“Security” means any security as defined in Section 202(a)(18) of the Advisers Act, except that it does not include: (i) Transactions and holdings in direct obligations of the Government of the United States; (ii) Bankers’ acceptances, bank certificates of deposit, commercial paper and other high quality short-term debt instruments, including repurchase agreements; (iii) Shares issued by money market funds; (iv) Transactions and holdings in shares of other types of open-end registered mutual funds, unless the Firm or a control affiliate acts as the investment advisor or principal underwriter for the fund; and (v) Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in mutual funds, unless the Firm or a control affiliate acts as the investment advisor or principal underwriter for the fund.

•	“Supervised Person” means any officer, director, member of the Firm (or person performing a similar function or having a similar status) and any employee (“team member”) of the Firm, and well as any consultant or other person who provides investment advice on behalf of the Firm and is subject to the supervision and control of the Firm.

2.	Roles and Responsibilities

All Team Members

Are responsible for understanding and executing in compliance with the spirit and intent of this policy. The CCO is responsible for administering, interpreting, enforcing, and granting exceptions under this Code, maintaining required records, reviewing personal trading activity (or their designee), and escalating violations to senior management and Human Resources as appropriate.

3.	Policy Elements

3.1. Statement of General Principles

The Firm and its Supervised Persons owe a fiduciary duty to the Firm’s Clients. The interests of the Clients must always be recognized and respected. In any decision relating to personal investments or other outside activities, Supervised Person must assiduously avoid serving their own personal interests ahead of any Client’s interests, taking inappropriate advantage of their position with the Firm or taking inappropriate advantage on the Firm’s behalf. It is critical that Supervised Persons avoid any situation that might compromise, or appear to compromise, their exercise of fully independent judgment in the interests of Clients. All personal investment and other activities of Supervised Person must comply fully with this Code and avoid any actual or potential conflicts of interest and must also abide by the spirit of this Code and the principles delineated herein. Additionally, Supervised Person is required to comply with all applicable federal securities laws and must report promptly any violations of this Code to the CCO.

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Violations of this Code may result in disciplinary action up to and including termination. Sanctions will be imposed consistently, proportionately, and documented in accordance with the Firm’s compliance and HR procedures. 3.1.a. Annual Acknowledgment

This Code is an integral part of the Firm’s compliance program. This Code may be revised and supplemented from time to time. It is the responsibility of the Supervised Person to ensure that his or her copy is up to date by inserting new material as instructed by the CCO.

It is the responsibility of each Supervised Person to understand the contents of this Code and the policies set forth herein, and to adhere to all applicable policies and procedures.

Each Supervised Person upon hire is required to acknowledge his or her receipt and understanding of the Code and agreement to abide by its policies. Thereafter, each Supervised Person shall at least annually sign a Written Statement acknowledging his or her receipt and understanding of, and agreement to continue to abide by, the policies described in this Code, and certifying that he or she has reported all personal Securities transactions. Both the annual acknowledgement of the Code and personal securities transactions are maintained with ACA Compliance Alpha.

3.2. Supervised Person Conduct

3.2.a. Outside Business Activities

All outside business activities conducted by a Supervised Person that (i) involve a material time commitment, or provide for compensation to the Supervised Person, (ii) involve employment, teaching assignments, lectures, publication of articles, radio and/or television appearances, or (iii) might pose any actual or potential conflicts of interest with the business of the Firm must be approved beforehand by the CCO. The CCO will require sufficient details concerning any outside activity, including the number of hours involved and whether any compensation is to be received and such other information as the CCO deems appropriate in order to assess the potential conflict of interest with the Supervised Person’s duties to the Firm and its clients. This information must be disclosed to the CCO in the Annual Supervised Person Compliance Questionnaire completed at the time of hire and annually thereafter. All approved OBAs must be reviewed annually and promptly resubmitted if the scope, compensation, or time commitment materially changes.

Supervised Persons may hold board positions with non-profit and other such organizations whereby they are not paid and approved by the CCO after determining their position does not post any conflict with the business of the Firm. When evaluating an outside business activity request, the CCO will require details relating to such outside business activities such as the number of hours involved, any compensation received and whether the activity is investment related.

Under no circumstances may a Supervised Person represent or suggest that his or her association with any outside business activity in any way reflects the approval or endorsement by the Firm of that organization, its securities, manner of doing business or any person connected with the organization or its activities.

No Supervised Person may serve as a member of management, the board of directors or trustees of any business organization, or serve on a creditors’ committee, without the prior written approval of the CCO. The determination of a Supervised Person’s eligibility to serve in such a position shall be based on whether such service would be consistent with the interests of the Firm and its Clients, and no person employed by the Firm or any other member of the Firm shall be allowed to serve in such a position unless he or she has notified the Firm of any criteria with respect to such service and have obtained prior approval from the CCO.

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No team member may hold elected office (local, state, or federal) or government-affiliated positions that would reasonably be expected to create a conflict of interest or regulatory risk to the Firm.3.2.b. Conflicts of Interest

It is the policy of the Firm that all Supervised Persons of the Firm conduct the business affairs of the Firm in accordance with the highest principles of business ethics and in such manner to avoid actual or potential conflicts of interest with the Firm and its clients. All Supervised Persons should promptly report to the CCO any situation or circumstance which may give rise to a conflict of interest.

It is a violation of this Code for any Supervised Person, without the prior written consent of the CCO, to:

•      Accept, directly or indirectly, from any person, firm, corporation, association or other entity that does business with or on behalf of the Firm, any gift or other item of more than de minims value provided, however, that Supervised Persons may accept gifts in accordance with the Firm’s policies related to gifts and entertainment as set forth in Section 4 of this Code;

•      Participate in entertainment with Clients, brokers and other counterparties unless reasonably related to legitimate business purposes of the Firm; or

•      Own any Security or have, directly or indirectly, any financial interest in any other organization engaged in any securities, financial or financial related business, except for (i) ownership, or other interests in the Firm or its parent companies, and (ii) personal investments made in accordance with the Firm’s policies related to personal trading as set forth in Section 3 of this Code.

In addition, Supervised Persons may not influence, directly or indirectly, investment decisions on behalf of the Firm’s Clients, or the allocation of Client brokerage for the benefit (in any form) of any immediate family member of the Supervised Person.

3.3. Trading Restrictions

Insider Trading: Procedures to Prevent and Detect the Misuse of Material Non-public Information.

3.3.a. Overview

The securities laws of the United States prohibit both the Firm and its Team Members from intentionally or recklessly trading or recommending securities (including equity, debt and derivative instruments) for clients, for themselves or for others based on “material non-public information” in breach of a duty of trust or confidence. Insider trading laws also prohibit “tipping,” which is communicating material, non-public information for the purpose of gifting trading profits. These insider trading laws apply to all Team Members and extend to activities within and outside their duties at the Firm.

The insider trading laws prohibit trading or “tipping” based upon material, non-public information that a person receives from a securities issuer, or an officer, director or team member of an issuer (“insider”) with the expectation that it will be kept confidential and in return for a private benefit given to the insider. It also precludes trading or tipping based on material, non-public information received from “temporary insiders” who are in a confidential relationship with the issuer (e.g., investment bankers, lawyers, or consultants for the issuer).

Risk & Compliance – Code of Ethics Policy – 2026

The misappropriation theory of insider trading prohibits undisclosed trading or tipping based on material, non-public information received in breach of a duty of trust or confidence owed to the source of the information, even if that source is not an issuer of securities.

3.3.b. Policy on Insider Trading

No person to whom these procedures apply may “tip” others or trade in a Security, either personally or on behalf of others in violation of the insider trading prohibitions of the U.S. Securities laws. Supervised Persons are additionally required to bring to the attention of the CCO any facts that could give rise to insider trading liability and abide by the Firm’s decision regarding whether to restrict trading in the company’s securities. Further, when facts come to a Supervised Person’s attention (about themselves or other Supervised Persons) that might give rise to an insider trading investigation, the Supervised Person is required to report any potential material non-public information to the CCO immediately and prior to any trading activity.

What is Insider Trading?

Insider trading consists of purchasing or selling a security while the purchase or seller is in possession of material nonpublic information about the issuer of the security or the market for the security, in breach of a duty of trust or confidence. In most cases, the securities that have been the subject of insider trading have been the common stock of publicly traded companies.

However, trading in options on common stock or, in certain circumstances, even convertible debt securities could violate the prohibition on insider trading. The classic example of insider trading occurs when a team member of a corporation buys or sells its common stock on the basis of information about the corporation learned in the course of the team member’s duties. It is critical that every Supervised Person understand that trading on material, nonpublic information in breach of a duty of trust or confidence may result in substantial fines, imprisonment and loss of employment.

Insider information can relate to transactions involving the stock of public companies in portfolios or accounts managed by the Firm. Material information may consist of information about substantial buy and sell decisions for accounts managed by the Firm. For example, if you know that the Firm is directing the sale of a significant block of stock for one or more of its accounts, you may have insider information as to that stock and should not sell any until after the Firm’s selling has been concluded.

What is Material Information?

Information is “material” if it significantly alters the total mix of information available about a security, or there is a substantial likelihood that a reasonable investor would consider that information important in making his or her investment decisions, i.e., purchase, hold or sell or abstain from any investment action, including voting a security.

Generally, this includes the disclosure of any information that may have a substantial effect on the price of a company’s Securities. No simple test exists to determine when information is material; assessments of materiality involve a highly specific inquiry and could be judged in hindsight. For this reason, a Supervised Person should direct any questions about whether information is material to the CCO.

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Material information often relates to a company’s financial results and operations, potentially including (but not being limited to), for example, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals, agreements, major litigation, liquidity problems, extraordinary management developments, public offerings, changes of debt ratings, significant new products, services, or contracts, as well as information obtained from an issuer in advance of an offering for which the Firm has entered into a non-disclosure agreement (“NDA”).

Material information also may relate to the market for a company’s Securities. Information about a significant order to purchase or sell Securities may, in some cases, be material. Pre-publication information regarding reports to be published in the financial press also may be material. Similarly, advance notice of an investment bank’s intent to upgrade, downgrade or make other commentary regarding an issuer may be considered material, in addition to “non-public” as discussed below.

What is Non-public Information?

“Non-public” information is confidential corporate information that has not been made public. Information is “public” if it has been made available to all investors without favoring any particular group, has been disseminated broadly to investors in the marketplace or has been impounded into the stock price. For example, information is public after it has become available to the general public through a public filing with the SEC, some other government agency, a news reporting service or publication of general circulation.

Identifying and Reporting Material Non-public Information

Before a Supervised Person executes any trade for a Client, he or she must determine that he or she is not aware of material, non-public information with respect to such trade. If the Supervised Person thinks that he or she might be aware of non-public, potentially material information with respect to such trade, he or she should take the following steps:

•	Avoid purchasing or selling the Securities on behalf of Clients, Supervised Persons, or others;

•	Report the information and proposed trade immediately to the CCO; and

•	Avoid communicating the information to anyone other than the CCO.

A Supervised Person must report the material non-public information to the CCO via the reporting portal located on the firm’s Risk & Compliance HuB (intranet) page.

After the CCO has reviewed the issue, and has consulted with external legal counsel, if appropriate, the CCO will determine whether the information is material and non-public and what action, if any, the Firm should take. A Supervised Person should consult with the CCO before taking any action or engaging in any transaction that involves non-public information. This degree of caution will protect the Supervised Person and the Firm.

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Restricting Access to Material Non-public Information

Supervised Persons in possession of material, non-public information may not communicate such information to anyone, including persons within the Firm, except to the CCO and anyone else who may need to be involved in the decision to restrict trading in the relevant security or the implementation of trading restrictions in the relevant security. The Firm has this policy to help avoid conflicts and appearances of impropriety and the unlawful use of material, non-public information. In addition, care should be taken that all material non-public information is secure. For example, files containing material, non-public information should be sealed, and access to computer files containing material, non-public information should be restricted to and password protected for only the CCO.

3.3.c. Restricted List

As discussed above, all Supervised Persons are required to notify the CCO if they believe that they may have come into possession of material, non-public information about a publicly traded company. When circumstances warrant, the CCO will restrict trading in the securities of that company and place the company on the Firm’s Restricted List. Supervised Persons are prohibited from trading the Securities of issuers that are on the Firm’s Restricted List (either on behalf of a Client or in Supervised Persons’ Personal Trading Accounts) without preclearance by the CCO. The Restricted List itself is confidential, and may itself reflect material, non-public information. It is therefore vital that Supervised Persons do not disclose the contents of the Restricted List to anyone outside of the Firm. That said, a company may be placed on the Restricted List for a variety of reasons, and Supervised Persons should not draw any inference concerning a company or its securities due to its inclusion on the Restricted List.

The CCO is responsible for maintaining the Firm’s Restricted List. The CCO may place on the Restricted List: (i) companies for which the Firm may be in possession of inside information (as discussed in Section 3.1), or (ii) other companies that senior management of the Firm has determined that the Firm should not be trading for various other reasons. Appropriate reasons for removal of companies from the restricted list may include that the information is made public through widespread dissemination of the information, that the information has become stale or immaterial with the passage of time, or that following further consideration and/or receipt of additional information, or following consultation with counsel, the CCO determines that trading does not need to remain restricted. The CCO may consult with outside legal counsel and/or the Firm’s Shareholders in connection with his determinations regarding the addition to or removal of companies from the Restricted List. The CCO shall document the date and reason for each such addition or removal.

The CCO is responsible for maintaining the Restricted List when it needs to be maintained. The Restricted List is maintained for Supervised Persons within ACA Compliance Alpha. Supervised Persons who have a Restricted List security(s) applicable to their team will receive a separate communication from the CCO making them aware of the personal trading restriction. The CCO, with the assistance of the Firm’s investment professionals, will review the Restricted List on at least a periodic basis to determine if any company appearing on the Restricted List should be removed. It is the responsibility of the investment professionals of the Firm to inform the CCO when they believe a Security should be removed from the Restricted List in the event that the information which led to the Security being restricted has been made publicly available or has become stale. It is the responsibility of the investment professionals of the Firm to inform the CCO when they believe a Security should be added to the Restricted List as well.

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The Firm does not often come into contact with potential material, nonpublic information. If the Firm and its Supervised Persons are not in possession of material, nonpublic information, or for other reasons to need to restrict trading in securities, a restricted list will not need to be maintained.

3.3.d. Personal Trading

The Firm’s personal trading policy is designed to prevent potential legal, business or ethical conflicts; to minimize the risk of unlawful trading in any Personal Trading Account and to guard against the misuse of confidential information. Supervised Persons are required to avoid any conflict or perceived conflict with the interests of the Firm and its clients and investors.

Personal Trading Accounts and Reports

It is a condition of employment affiliation at the Firm that each Supervised Person identify to the CCO, within 10 days of hire, on an annual basis thereafter, and promptly upon opening, closing or amending all accounts that constitute Personal Trading Accounts with respect to such Supervised Person and all securities held in these accounts, by completing the Holdings Report. All reporting to the CCO is completed through ACA Compliance Alpha.

As previously noted, the term Personal Trading Account means a personal investment or trading account of a Supervised Person or a Supervised Person-related account (this may include, but is not limited to, an account for which an Supervised Person is a trustee or custodian, a spousal account, any account of an Supervised Person’s children or any account for an individual who relies on the Supervised Person for material support) in which an Supervised Person has any direct or indirect beneficial ownership interest, an investment or trading account over which an Supervised Person exercises control or provides investment advice, or a proprietary investment or trading account maintained for the Firm or its Supervised Persons.

Specifically, Personal Trading Account includes:

•	Accounts for the benefit of the Supervised Person’s spouse or minor child;

•	Accounts for the benefit of a relative living with the Supervised Person;

•	Accounts for the benefit of any person who receives material financial support from the Supervised Person.

In addition, each Supervised Person must inform the CCO prior to opening or closing a Personal Trading Account. Notice must be given to the CCO through ACA Compliance Alpha.

Each Supervised Person must either authorize data feeds of all personal securities holdings and transactions or provide duplicate copies of all account statements and individual trade confirmations relating to such Personal Trading Accounts to be sent to the CCO.

Each Supervised Person must promptly report all Securities transactions that are not reflected in the Supervised Person’s brokerage account statements of such Personal Trading Accounts or data feeds which are provided to the Firm. Such transactions and holdings may include private securities transitions.

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If brokerage account statements are provided, they must be received by the CCO within 30 days after the end of each quarter and must disclose the following information with respect to each transaction during the period covered:

•	The title and amount of the security involved;

•	The ticker symbol or CUSIP number, as applicable, interest rate and maturity date, as applicable, the number of shares or securities, and principal amount of each Security;

•	The date and nature of the transaction (i.e., purchase, sale or other acquisition or disposition);

•	The price of the Security at which the transaction was affected; and

•	The name of broker, dealer, or bank with or through which the transaction was affected.

If the brokerage account statement does not provide all the information required, the Supervised Person must provide to the CCO the same information enumerated above (and the dates the Supervised Person submits the reports) within 30 days after the end of the calendar quarter during which the transaction occurred.

As noted above, Supervised Persons must authorize the broker-dealer that maintains the Supervised Person’s Personal Trading Accounts to provide the Firm with duplicate copies of the trading confirmations of such Personal Trading Account. Such trading confirmations should disclose all relevant information pertaining to the transaction being confirmed. This is primarily accomplished by authorizing a data feed from the Supervised Person’s Personal Trading Accounts to the Firm’s compliance reporting system, ACA Compliance Alpha. If a Supervised Person’s broker dealer is unable or unwilling to provide duplicate trading confirmations to the Firm, the Supervised Person should notify the CCO immediately.

Front-Running

No Supervised Person may execute a transaction in a Security for a Personal Trading Account if such Supervised Person has actual knowledge that an order for the same Security exists or that the Firm is considering transactions in the Security. Transactions in convertible instruments, derivatives or other Securities which may be fungible with an underlying Security for transactions, which are related to a transaction in an underlying Security are subject to the same restrictions.

Personal Trading Procedures and Requirements

•	Individual securities the Firm trades for client accounts will be placed on the Restricted List in an effort to seek to avoid conflicts between client trades and the personal securities trades of supervised persons. Once the trading “restricted window” expires, Supervised Persons may trade those securities in their personal account(s).

•	Preclearance for personal securities transactions on the restricted list must be granted by the CCO.

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•	Unless Supervised Persons are trading alongside clients, absent CCO approval, personal securities trading of securities on the Restricted List generally will not be permitted on the day of the purchase or sale of any security on behalf of the Firm’s clients. Securities on this list are announced to the Firm via a message from the Risk & Compliance Department or ACA Compliance Alpha.

•	Preclearance for personal securities transactions in IPOs and limited offerings (private placements) must be granted by the CCO.

•	Team Members are prohibited from selling a security short which is held long in any client account, except for those securities which are unmanaged, held in advisory accounts, or retained because of tax considerations.

Investment Committee Members – Model Portfolio Change by Investment Committee

While there is no formal firmwide trading restriction in place during potential model allocation changes, members of the Investment Committee (“I/C”) with information about potential upcoming model changes must not trade on this information in their personal account(s) or in account(s) where they have a beneficial interest. Additionally, I/C members who manage client assets may not place trades in client accounts until a formal vote has taken place during the I/C meeting. The trading restriction for both client and personal accounts begins for I/C members once the upcoming I/C meeting packet is delivered to committee members via email. Once model changes are formally voted on and approved in an I/C meeting, I/C members who manage client assets are free to trade their client accounts in accordance with the approved model portfolio changes. The personal account trading restriction for I/C members remains in place and will follow the firmwide personal trading restriction of 5 business days following the I/C’s approved model portfolio change(s). Once the 5-business day personal trading restriction expires, I/C members (along with all HB team members) are free to trade these formally restricted securities in their personal account(s) and any account(s) where they have a beneficial interest.

HB Team Members – Model Portfolio Change by Investment Committee

No HB team member is allowed to trade their personal account(s), account(s) where they have a beneficial interest, or in a client account prior to a formal announcement from the Investment Committee (“I/C”) of an approved model portfolio change. If an HB team member receives information from the I/C regarding proposed upcoming changes to a model portfolio, trading is restricted for both client and personal trading until the change is formally approved by the I/C. Once a model portfolio change is formally approved by the I/C, HB advisors are free to trade the approved securities in their client accounts. Personal trading for HB team members is restricted for a period of 5 business days following the I/C approved model portfolio change. Once the 5-busines day personal trading restriction has expired, HB team members are free to trade these formally restricted securities in their personal account(s) and any account(s) where they have a beneficial interest.

HB team members who have engaged the firm as clients or have given discretionary trading authority to another HB team member for their personal account(s) and/or account(s) where they have a beneficial interest, are not subject to the 5 business day personal trading restriction. Advisors for these HB team members are free to trade these account(s) as they would if they will be any other client of the firm after the Investment Committee communicates a formal portfolio model change to the firm.

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Compliance Reviews

The CCO or their designee will periodically review a sample of individual purchase and sale transactions to confirm they conform with the procedures noted in this Code.

If the CCO identifies failures to comply with these Code requirements, the team member will be considered not in alignment with HB’s compliance expectations and will be escalated to their Manager and HR for disciplinary action.

Private Placements and Initial Public Offerings

No Supervised Person shall acquire any Security in a Private Placement without the prior approval of the CCO. To obtain approval, a Supervised Person must complete a Private Placement Approval Request Form via ACA Compliance Alpha or provide substantively similar information along with the required documentation to the CCO. The CCO will review the Private Placement for any potential conflicts with the business of the Firm, and will consider, among other things, whether the investment opportunity is limited, and if so, whether it should instead be offered to clients. If a Supervised Person has acquired Securities in a Private Placement prior to becoming a Supervised Person of the Firm, these investments must be disclosed to the CCO at the time of hire.

No Supervised Person shall acquire any Security in an Initial Public Offering (IPO) without the prior approval of the CCO. In order to obtain approval, the Supervised Person must provide information about the IPO and any potential conflicts of interest to the CCO. The CCO will review the IPO for any potential conflicts with the business of the Firm. If no conflicts are found, the CCO will approve the IPO, and the Supervised Person may invest in the IPO.

The CCO will keep a record of any such approvals and a summary of the rationale for such approvals as appropriate in the records of the Firm.

Restriction on Short-Term Trading

Excessive short-term trading can distract Team Members from their job responsibilities and can drain the Firm’s resources, which must prioritize servicing the Firm’s clients. Excessive short-term trading that is disruptive of the services the Firm provides to clients or is taxing on the resources of the Firm’s trading desk will be reported to the CCO.

3.4. Gifts and Entertainment

In light of the nature of the Firm’s business, its fiduciary obligations to its Clients as well as the regulatory environment in which the Firm conducts its business, the Firm must monitor the nature and quantity of the gifts and gratuities that its Supervised Persons give to or receive from a person or firm that conducts business with or provides services to the Firm, that may do business or is being solicited to do business with the Firm or that is associated with an organization that conducts or seeks to conduct business with the Firm. Such monitoring is not intended to prevent Supervised Persons from giving or receiving gifts and gratuities, but rather serves to ensure that the practice of giving gifts and gratuities is not abused or undertaken for improper purposes, and does not compromise the integrity, objectivity, or fiduciary responsibilities of the Firm or its Supervised Persons.

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No gift, gratuity, or entertainment should ever be accepted with any understanding that the donor will receive special or favorable treatment by the Firm. Supervised Persons must obtain written approval via Gifts & Entertainment Disclosure in ACA Compliance Alpha from the CCO prior to giving a business-related gift with a cost or value in excess of $250 per recipient. All gifts given or received during the normal course of business with a monetary value must be added to the firm’s Gift Log in ACA Compliance Alpha.

All Supervised Persons must be mindful that gifts should not be of the magnitude or frequency to potentially raise issues that the gift(s) rise to a level that the client is receiving non-cash compensation for acting as a solicitor. No gift or entertainment should be payment for a client referral. Any Client gifts or entertainment in excess of $1,000 would be required to be disclosed to any prospective clients referred by the client who received the gift or entertainment.

Promotional items that display the offeror’s logo such as golf balls, shirts, towels and pens are not “gifts” for purposes of this policy. Additionally, if the firm contributes to a charitable cause on a client’s behalf, the charitable gift will be given by the firm directly to the charitable organization with no foreknowledge of the charitable gift to the client. Any charitable gift by the firm will be made in the spirit of philanthropy with no expectation of a future advisory relationship with a client.

The CCO may require a Supervised Person to return a gift or decline entertainment if it is determined that the gift or entertainment could improperly influence the use of a third-party business or create the appearance of a conflict of interest.

Supervised Persons are prohibited from soliciting the brokerage community for these items or other favors in any manner that could be construed as using their employment with the Firm to obtain a personal benefit.

Gifts and entertainment among Supervised Persons are not subject to the guidelines set forth above.

3.4.a. Entertainment

Reasonable business entertainment can be beneficial for and may further the business of the Firm. Each Supervised Person is expected to use professional judgment in entertaining and being entertained by a business associate. Supervised Persons are permitted to accept or provide reasonable entertainment with business associates, such as breakfast, lunch, dinner or reception, a sporting event or the theater, or comparable entertainment. Tickets to events that both the Supervised Person and business associate do not both attend are considered gifts, rather than entertainment, and are subject to the requirements of the Gifts policy. Business entertainment must not be so frequent, costly, lavish, or excessive as to raise any question of impropriety, and must be in accordance with the guidelines and requirements set forth below. If there is any question as to whether a specific entertainment event can be accepted or given, the CCO should be consulted.

Supervised Persons must obtain written pre-approval via electronic mail of the CCO prior to giving or accepting entertainment which is anticipated to exceed $2,500. The CCO will maintain records of any such approvals.

Risk & Compliance – Code of Ethics Policy – 2026

3.4.b. Gifts

Accepting Gifts. Supervised Persons may accept business-related gifts, provided that such gifts are not and do not appear lavish or extravagant in nature. Prior to accepting a gift with a cost or value greater than $250, Supervised Persons must obtain compliance approval by submitting a request to the Chief Compliance Officer with a description of the gift, the Firm and/or individual providing the gift and the approximate value of the gift.

Giving Gifts. The Firm and its Supervised Persons may provide business-related gifts but are prohibited from providing gifts that are or may appear to be lavish or extravagant in nature. Supervised Persons must obtain written approval via electronic mail from the CCO prior to giving a business-related gift with a cost or value in excess of $250 per recipient by submitting a request to the CCO.

All Supervised Persons must be mindful that gifts should not be of the magnitude or frequency to potentially raise issues that the gift(s) rise to a level that the client is receiving non-cash compensation for acting as a solicitor. No gift or entertainment should be payment for a client referral. Any Client gifts or entertainment in excess of $1,000 would be required to be disclosed to any prospective clients referred by the client who received the gift or entertainment.

Promotional items that display the offeror’s logo such as golf balls, shirts, towels and pens are not “gifts” for purposes of this policy.

The CCO may require a Supervised Person to return a gift or decline entertainment if it is determined that the gift or entertainment could improperly influence the use of a third-party business or create the appearance of a conflict of interest.

Supervised Persons are prohibited from soliciting the brokerage community for these items or other favors in any manner that could be construed as using their employment with the Firm to obtain a personal benefit.

Gifts and entertainment among Supervised Persons are not subject to the guidelines set forth above.

3.5. Code of Ethics Recordkeeping

Records required under this Code are maintained in accordance with the Firm’s Books and Records Policy:

•	a record of any violation of the Code of Ethics and any action taken as a result of such violation;

•	a record of any exceptions granted to Code of Ethics requirements and the reasons for such exceptions;

•	a copy of any Supervised Persons’ initial Holdings Report, Transaction Report, trade confirmation, or brokerage statement as required by this Code.

The Firm must also maintain the following records:

Risk & Compliance – Code of Ethics Policy – 2026

The Firm must also maintain the following records:

•	A copy of the Firm’s Code of Ethics was adopted and in effect five years after such Code of Ethics was in effect.

•	A copy of the executed Annual Certification and Acknowledgement Form for each person who was a Supervised Person within the past five years.

•      A record of names of persons who are currently and were during the past five years Supervised Persons and therefore considered Access Persons of the Firm as defined in the Investment Advisers Act of 1940, as amended.

•      A record of any decision, and the reasons for supporting the decision, to approve the acquisition of securities by Supervised Persons in a private placement or in an initial public offering for five years after the fiscal end of the year in which approval was granted.

4.	References

homrichberg.sharepoint.com/sites/RiskCompliance (Report MNPI Instance)

5.	Associated Procedures

6.	Point(s) of Contact

For questions about this policy, contact the Chief Compliance Officer

7.	Glossary

8.	Appendix

9.	Change Log from Last Version

Version	Section	Change
1.0	All Sections	New Policy replacing previous version of the policy.
2.0	N/A	No material changes.
3.0	3.2.a OBAs 3.3.b Inside Information 3.4 Gifts & Entertainment 4.0 References	Added statement no team member may seek, hold public office or a related position.
 Added reference to MNPI reporting portal within the HuB
Added statement pertaining to charitable gifts made by the firm to a client’s preferred charity.
Added location on HuB for known MNPI reporting.
4.0	3.3.d Personal Trading	Added restricted trading guidance for Investment Committee members and all HB employees when I/C approves model portfolio changes in committee.
5.0	1. Scope 2. Responsibilities 3.1 General Principals 3.2.a OBA 3.3.b Insider Trading	Expanded on the definition
 Expanded on who is responsible for the COE
 Defined possible disciplinary actions for COE violations
 Added statement OBAs must be reviewed annually and amended holding political office statement
Clarified MNPI possession must be reported to CCO prior to person trading

Risk & Compliance – Code of Ethics Policy – 2026